Filed by Option Care Health, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Explanatory Note: The following is an email communication made by Option Care Health, Inc. to its employees on May 3, 2023.

Subject: Option Care Health to Combine with Amedisys, Creating a Leading, Independent Platform for Home and Alternate Site Care

I’m very pleased to share exciting news with you. Moments ago, we announced an agreement to combine with Amedisys, a leading provider of healthcare in the home.

Option Care Health has always been guided by our mission to transform healthcare by providing innovative services that improve outcomes, reduce costs, and deliver hope and dignity for patients and their families. The pursuit of our mission has allowed us to become one of the leading providers of home infusion and alternate site infusion services in the nation. At the same time, we’ve consistently sought out opportunities to grow and transform to even better serve patients and communities. This combination with Amedisys will help us do just that, further advancing our mission.

Together, Option Care Health and Amedisys will offer patients and their families a more comprehensive care platform serving chronic, acute, and post-acute patient populations across a broad continuum from preventative care through end-of-life care. Based in Baton Rouge, Louisiana, Amedisys has a strong presence in hospital at home, home health, hospice, palliative, and high-acuity care services across the country. Combining forces enables us to expand beyond our existing home and alternate site infusion services. With the addition of Amedisys, we will become a leader in end-to-end home-based health solutions and will be well positioned to meet the growing demand for personalized alternate site care services.

An Exciting Future

Indeed, there is a lot to be excited about as a combined company. Upon taking a look at the trajectory of healthcare in the alternate site care space, it became clear that Amedisys complements Option Care Health and that this is the right time for us to join together. This is a transaction about growth, and together we will have a scaled national platform that will help us deliver even more benefits to patients and their families, providers, payers, and care teams. Additionally, our companies are expected to benefit from combined patient data sets, which will enhance opportunities to proactively identify interventions, increase patient engagement, enhance clinical protocols, and offer value-based care.

Importantly, Amedisys is also a great fit from a cultural perspective. Like us, their team is mission driven and passionate about delivering high-quality, affordable care to the patients we have the privilege to serve. Together, we will have a national clinician workforce of more than 16,500 professionals including but not limited to nursing professionals, pharmacists, pharmacy technicians, dieticians, physical, occupational, and speech therapists, social workers, and aides across 46 states, and will have 674 care centers across the U.S.

Upon completion of the transaction, I will lead the combined company, and Mike Shapiro will serve as CFO. We will remain headquartered in Bannockburn, Illinois, and will continue to maintain substantial operations in Amedisys’ corporate locations in Baton Rouge, Louisiana and Nashville, Tennessee. The combined company will have operations throughout the U.S. consistent with its local and community-based approach.

Next Steps

This announcement is an exciting step, but please keep in mind that today is only the first step. We expect the transaction to be completed in the second half of 2023 subject to approval by Option Care Health and Amedisys stockholders and other customary closing conditions, including receipt of applicable regulatory approvals. Until that time, Option Care Health and Amedisys will continue to operate as two independent businesses, and it remains business as usual for everyone. This afternoon we also announced strong results for the first quarter, which demonstrate the great momentum underway. It’s important that we keep up the good work.

For most of you, today’s announcement will not impact your day-to-day roles and responsibilities. It is important that we all remain focused on making a positive difference in people’s lives. In terms of bringing our operations together, we are focused on a successful and seamless transition for all our stakeholders. We will keep you informed as appropriate.

We understand that you may have questions about this announcement and what it means for our company and for you – attached is an FAQ, which we will also post on OCHO.

Thank you for all of your hard work and dedication to Option Care Health. It’s because of your efforts that we continue to transform healthcare and be at the forefront of our industry.

Sincerely,

John Rademacher

Option Care Health President and CEO

No Offer or Solicitation

This communication relates to the proposed merger (the “proposed transaction”) between Option Care Health Inc. (“Option Care Health”) and Amedisys, Inc. (“Amedisys”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including an Option Care Health registration statement on Form S-4 that will include a joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Option Care Health will be available free of charge on Option Care Health’s internet website at https://investors.optioncarehealth.com or by contacting Option Care Health’s investor relations department at investor.relations@optioncare.com.  Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys’s internet website at https://investors.amedisys.com or by contacting Amedisys’s investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’s business and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’s control. Option Care Health’s, Amedisys’s and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’s respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’s forward-looking statements.